UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                    CPB INC.
            (Exact Name of Registrant as Specified in its Charter)

                      Hawaii                     99-0212597

             (State of Incorporation          (I.R.S. Employer
                 or Organization)            Identification No.)


    220 South King Street, Honolulu, Hawaii         96813
    (Address of Principal Executive Offices)      (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the
Act:

          Title of Each Class      Name of Each Exchange on Which
          to be so Registered      Each Class is to be Registered
                  NONE                          NONE

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

     Securities Act registration statement file number to which this form relates: _______________________
             (If applicable)

     Securities to be registered pursuant to Section 12(g) of the
Act:

                       PREFERRED SHARE PURCHASE RIGHTS
                                                 (Title of Class)

               INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
REGISTERED

     On August 26, 1998, the Board of Directors of CPB Inc. (the "Company") declared a dividend of one Preferred Share Purchase Right (a "Right") for each outstanding share of common stock, no par value per share (the "Common Shares"), of the Company. The dividend is payable on September 16, 1998 to the stockholders of record on that date (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of the Company's Junior Participating Preferred Stock, Series A, no par value per share ("Preferred Shares") at a price of $75.00 per one one-hundredth (1/100th) of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (the "Rights Agent").

      Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of fifteen percent (15%) or more of the outstanding Common Shares or more than such person or group held on the Record Date if such person or group held fifteen percent (15%) or more of the outstanding Common Shares on such date,
(ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of fifteen percent (15%) or more of such outstanding Common Shares or more than such person or group held on the Record Date if such person or group held fifteen percent (15%) or more of the outstanding Common Shares on such date, or (iii) ten (10) days following a determination by the Board of Directors that a person or group of affiliated or associated persons has acquired the beneficial ownership of ten (10%) or more of the outstanding Common Shares and the actions such person proposes to take are likely to have a material adverse impact on the Company or the business or prospects of the Company or such person intends to cause the Company to repurchase the Common Shares owned by such person (an "Adverse Person") (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on August 26, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each holder of a Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $1 per share or 100 times the dividend declared per Common Share. In the event of liquidation, each holder of a Preferred Share will be entitled to a payment of $100 per share provided that such holders shall be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

      Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth (1/100th) interest in a Preferred Share purchasable upon exercise of each Right should approximate the long term value of one (1) Common Share.

     In the event that the Company is acquired in a merger or other business combination transaction or fifty percent (50%) or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two (2) times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two (2) times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of fifteen percent (15%) or more of the outstanding Common Shares and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one (1) Common Share or one one-hundredth (1/100th) of a Preferred Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth (1/100th) of a Preferred Share and which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of fifteen percent (15%) or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.02 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

ITEM 2.     EXHIBITS

Exhibit 3.1(i) Restated Articles of Incorporation (incorporated by reference from Registrant's Annual Report on Form 10-K for the year ended December 31, 1997).

Exhibit 3.1(ii) Amended and Restated Bylaws (incorporated by reference from Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).

Exhibit 4.1 Rights Agreement dated as of August 26, 1998 between CPB Inc. and ChaseMellon Shareholder Services, L.L.C.

Exhibit 4.2 Certificate of Designation of Junior Participating Preferred Stock, Series A of CPB Inc. (attached as

                         Exhibit A to Exhibit 4.1-Rights Agreement)

Exhibit 4.3 Form of Rights Certificate (attached as Exhibit B to Exhibit 4.1-Rights Agreement)

Exhibit 99.1             Letter to CPB Inc. shareholders.

Exhibit 99.2 Press release dated August 27, 1998, announcing adoption of Rights Plan.

                                                    SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CPB INC.



 Date: _______________.                   By: ___________________
                                              Joichi Saito
                                              Chairman and Chief
                                              Executive Officer